

April 10, 2014

Via E-mail
Simon Dupere
Chief Executive Officer
Niska Gas Storage Partners LLC
1001 Fannin Street, Suite 2500
Houston, TX 77002

> **Re:** **Niska Gas Storage Partners LLC**
> **Form 10-K for Fiscal Year Ended March 31, 2013**
> **Filed June 7, 2013**
> **For 10-Q for Quarterly Period Ended December 31, 2013**
> **Filed January 31, 2014**
> **Response dated March 12, 2014**
> **File No. 001-34733**

Dear Mr. Dupere:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2013

Item 1. Business, page 1

Our Assets, page 6

1. We note your response to comment 1 in our letter dated February 26, 2014. Please further discuss your dependence on this single customer, and any material affect losing such customer would have on your business. In this regard we note that 40 BcF represents 17% of your total gas storage capacity. Refer to Item 101(c)(1)(vii) of Regulation S-K for guidance. Furthermore, with regard to your most recent quarterly report on Form 10-Q for the period ended December 31, 2013, in future reports please

quantify the amount represented by the "largest volumetric customer," referenced on page 21.

Item 11. Executive Compensation, page 76

Discretionary Bonus Awards, page 78

2. We note your indication that "additional specificity regarding the performance targets is not material to [an] investor's understanding of the plans. While performance targets are used as guidelines, the Company may determine to use any qualitative or subjective factors that it deems appropriate." Please elaborate upon your response and future filings, to clearly state what qualitative or subjective factors the Company takes into account each year. In this regard, we presume that for 2013 the qualitative factors taken into account comprised the two performance metrics you disclose on page 79, however, it is not clear to what extent subjective (or individual-based) factors were taken into account or what those factors were. Also, given that the Company took into account qualitative factors in 2013 and that the financial metric (Adjusted EBIDTA) comprised 85% of the qualitative factors, please tell us why you believe disclosure of such metric is not material in light of the amount of weight it was given.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Porco, Staff Attorney, at (202) 551- 3477 or me at (202) 551-3720 if you have questions regarding any comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director